SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------


                                    FORM 11-K

                            ------------------------

                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                            ------------------------


                  SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN

                            ------------------------



                     SOUTHWEST BANCORPORATION OF TEXAS, INC.
                              4400 POST OAK PARKWAY
                              HOUSTON, TEXAS 77027

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN





                              FINANCIAL STATEMENTS
                     WITH REPORT OF INDEPENDENT ACCOUNTANTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
                                TABLE OF CONTENTS
                                   -----------


                                                                     PAGE(S)
                                                                     -------
Report of Independent Accountants                                      1

Financial Statements:

  Statement of Net Assets Available for
    Benefits as of December 31, 1999 and 1998                          2

  Statement of Changes in Net Assets Available
    for Benefits for the years ended December 31,
    1999, 1998 and 1997                                                3

  Notes to Financial Statements                                       4-10

Supplementary Schedules:

  Item 27a - Schedule of Assets Held for Investment
    Purposes as of December 31, 1999                                   11

  Item 27d - Schedule of Reportable Transactions
    for the year ended December 31, 1999                               12

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Plan Administrative Committee
Southwest Bank of Texas 401(k)
  Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the Southwest Bank of Texas 401(k) Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the three years ended December 31, 1999, 1998 and 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Southwest Bank of Texas 401(k) Savings Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years ended December 31, 1999, 1998 and 1997 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of complying with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all materials respects, in relation to the basic financial statements taken as a whole.


Houston, Texas
May 26, 2000
                                       /s/ Ham, Langston & Brezina, L.L.P.

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 1999 AND 1998


                                                          1999             1998
                                                       -----------     -----------
Cash ..............................................    $   156,293     $   139,341
Investments:
  Money market funds ..............................          4,670          44,057
  Common stock ....................................     10,792,463*      3,722,371*
  Shares of registered investment companies,
    reported at fair value:
    American Industries Trust Short Term Income
      Fund ........................................      1,992,387*        681,658*
    Fidelity Spartan US Equity Index Fund .........      2,106,676*        818,341*
    Fidelity Puritan Fund .........................      1,766,803*      1,185,668*
    PBHG Growth Fund ..............................           --           759,225*
    Fidelity Growth and Income Fund ...............      2,878,803*      2,093,741*
    American Industries Trust SMART Aggressive Fund        207,047         118,883
    American Industries Trust SMART Moderate Fund .        417,780         292,425
    American Industries Trust SMART Conservative
      Fund ........................................        668,585         388,670
    AIM Value Fund Class A ........................      2,478,231*      1,029,965*
    Baron Asset Fund ..............................      1,998,752*        499,442
    Janus Worldwide Fund ..........................      2,452,522*        897,148*
    Loomis Sayles Bond Fund .......................        407,228         234,112
    Yacktman Fund .................................           --           202,046
    Weitz Partners Value Fund .....................        454,163            --
                                                       -----------     -----------

      Total investments ...........................     28,626,110      12,967,752

Accounts receivable ...............................          8,500          64,080

Loans to participants .............................        744,439         479,211
                                                       -----------     -----------

        Net assets ................................     29,535,342      13,650,384

Accounts payable - purchase of securities .........         34,917          42,521

Accounts payable - taxes withheld .................           --               999
                                                       -----------     -----------

          Net assets available for benefits .......    $29,500,425     $13,606,864
                                                       ===========     ===========

* Represents five percent or more of net assets.

                     The accompanying notes are an integral
                      part of these financial statements.

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



                                                  1999            1998           1997
                                               -----------    -----------    -----------
Additions to net assets
  attributable to:
  Investment income:
    Interest and/or dividends .............    $    50,509    $    79,149    $    25,648
    Net appreciation in fair
      value of investments ................      5,221,286      1,508,069      1,552,289
                                               -----------    -----------    -----------

      Total investment
        income ............................      5,271,795      1,587,218      1,577,937
                                               -----------    -----------    -----------

  Contributions:
    Transfer in from other plan ...........      7,741,257      1,949,649           --
    Employer ..............................      1,379,582        972,277        212,818
    Employee ..............................      2,533,874      3,456,964        716,187
                                               -----------    -----------    -----------

      Total contributions .................     11,654,713      6,378,890        929,005
                                               -----------    -----------    -----------

        Total additions ...................     16,926,508      7,966,108      2,506,942
                                               -----------    -----------    -----------

Deductions from net assets attributable to:
  Benefits to participants ................      1,032,947        391,578        215,579
  Administrative expenses .................           --             --              233
                                               -----------    -----------    -----------

        Total deductions ..................      1,032,947        391,578        215,812
                                               -----------    -----------    -----------

Increase in net assets available
  for benefits ............................     15,893,561      7,574,530      2,291,130

Net assets available for benefits
  at beginning of year ....................     13,606,864      6,032,334      3,741,204
                                               -----------    -----------    -----------

Net assets available for benefits
  at end of year ..........................    $29,500,425    $13,606,864    $ 6,032,334
                                               ===========    ===========    ===========

                     The accompanying notes are an integral
                      part of these financial statements.

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.   DESCRIPTION OF PLAN

     The following description of the Southwest Bank of Texas (the "Company") 401(k) Savings Plan (the "Plan") (formerly Southwest Bank of Texas National Association Savings Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provision.

     GENERAL

     The Plan, adopted by the Company's board of directors and effective December 30, 1985 is a defined contribution plan covering all employees who have attained the age of eighteen years (18) and have completed one full year of service as defined in the Plan. Effective January 1, 1994, the Plan was amended and restated to conform to a prototype plan offered by American Industries Trust Company (the "Custodian"). The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

     On April 1, 1999 the Fort Bend Federal Savings and Loan Association of Rosenberg Profit Sharing Plan and Trust and Fort Bend Holding Corporation Employee Stock Ownership Plan (the "Fort Bend Plans") were merged into the Plan. Upon termination of the Fort Bend Plans, all of its participants were immediately fully vested in the benefits provided pursuant to the Fort Bend Plans, and the trustee of the Fort Bend Plans was directed to transfer the net assets of the Fort Bend Plans to the trustee of the Plan. The transferred net assets have been recognized in the accounts of the Plan at their balances as previously carried in the accounts of the Fort Bend Plans. The total amount of net assets available for benefits transferred was $7,741,257.

     In addition, the Plan was amended to provide service credit for eligibility and vesting for individuals employed by Fort Bend Federal Savings and Loan Association of Rosenberg as of the date of merger and who subsequently became employees of the Company.

     CONTRIBUTIONS

     Each year participants may elect to defer from 1% to 15% of pretax annual compensation to the Plan, subject to the limitations specified in the Internal Revenue Code. The Company is required to make matching contributions equal to 100% of the participant's eligible deferred contributions not to exceed 5% of the participant's annual compensation for the Plan Year. The Plan also allows the Company to make discretionary contributions as determined by the board of directors.


                                    Continued

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


1.   DESCRIPTION OF PLAN, CONTINUED

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contributions, earnings on the investments selected by the participant and Company matching and discretionary contributions. Company contributions and earnings on investments are allocated to each participant's account according to compensation based allocation formulas contained in the Plan agreement. Forfeitures can be used to pay expenses under the Plan. Forfeitures not used to pay expenses are allocated to each participant's account according to compensation based allocation formulas contained in the Plan agreement. The Company pays substantially all expenses of plan administration.

     VESTING

     Participants are immediately vested in their contributions and earnings thereon, as follows:

                YEARS OF SERVICE               VESTING
                ----------------               -------
                  Less than 2                       0%
                        2                          40%
                        3                          60%
                        4                          80%
                  5 or more                       100%


     PARTICIPANT LOANS

     The Custodian may make loans to participants from the Plan, subject to the provisions of the trust instrument.

     PAYMENT OF BENEFITS

     The account of a withdrawing participant is equal to the current market value of his or her vested balance in the account. The normal retirement age under the Plan is 65 but early retirement is allowed at or after age
     55. Hardship withdrawals are allowed under the Plan before age 55 but such withdrawals may have income tax consequences to the participant. Benefits are generally paid by lump-sum distribution.


                                    Continued

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


1.   DESCRIPTION OF PLAN, CONTINUED

     PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

     INVESTMENT OPTIONS

     Upon enrollment in the Plan, a participant may direct all of his or her contributions into one or more of the investment options offered by the Custodian as follows:

     AMERICAN INDUSTRIES TRUST SHORT TERM INCOME FUND

     Funds are invested in shares of a registered investment company that invests in short-term obligations (money market accounts, certificates of deposit, or commercial paper) and U.S. governmental obligations (treasury bills or agency notes).

     FIDELITY SPARTAN U.S. EQUITY INDEX FUND

     Funds are invested in shares of a registered investment company that invests in selected common stock of the five hundred companies that make up the Standard & Poor's 500 Index ("S&P 500") and in other securities that are based on the S&P 500.

     SOUTHWEST BANCORPORATION OF TEXAS, INC. STOCK FUND

     Funds are invested in common stock of Southwest Bancorporation of Texas, Inc. and Subsidiaries.

     FIDELITY PURITAN FUND

     Funds are invested in shares of a registered investment company that invests in equity securities, bonds and money market instruments.

     PBHG GROWTH FUND

     Funds are invested in shares of a registered investment company that invests in equity securities of companies which management believes have the potential for strong earnings growth and capital appreciation.


                                    Continued

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


1.   DESCRIPTION OF PLAN, CONTINUED

     INVESTMENT OPTIONS, CONTINUED

     FIDELITY GROWTH AND INCOME FUND

     Funds are invested in shares of a registered investment company that invests in equity securities that seek long-term growth of capital and income.

     AMERICAN INDUSTRIES TRUST SMART AGGRESSIVE FUND

     Funds are invested in shares of a registered investment company that invests primarily in common stock of domestic and foreign companies with the potential for high growth.

     AMERICAN INDUSTRIES TRUST SMART MODERATE FUND

     Funds are invested in shares of a registered investment company that invests in intermediate-term bonds and common stock of domestic and foreign companies with the potential for long-term capital growth.

     AMERICAN INDUSTRIES TRUST SMART CONSERVATIVE FUND

     Funds are invested in shares of a registered investment company that invests in U.S. government securities, intermediate-term bonds and common stock of domestic and foreign companies that provide an opportunity for capital growth that exceeds inflation.

     AIM VALUE FUND A

     Funds are invested in shares of a registered investment company that invests in common stocks of large domestic companies which have the potential for long-term capital appreciation.

     BARON ASSET FUND

     Funds are invested in shares of a registered investment company that invests in common stocks of small to medium-sized companies with undervalued assets and the potential for high capital growth.

     JANUS WORLDWIDE FUND

     Funds are invested in shares of a registered investment company that invests in common stocks of domestic and foreign companies with the potential for long-term capital appreciation in a manner consistent with capital preservation.


                                    Continued

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


1.   DESCRIPTION OF PLAN, CONTINUED

     INVESTMENT OPTIONS, CONTINUED

     LOOMIS SAYLES BOND FUND

     Funds are invested in shares of a registered investment company that invests in preferred stocks and long-term bonds in order to achieve a high total return through a combination of current income and capital appreciation.

     YACKTMAN FUND

     Funds are invested in shares of a registered investment company that invests in common stocks of medium-sized domestic companies with the potential for long-term capital appreciation.

     WEITZ PARTNERS VALUE FUND

     Funds are invested in shares of a registered investment company that invests in common stocks and a variety of securities convertible into equity, such as rights, warrants, preferred stocks and convertible bonds in order to achieve a high return through capital appreciation.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements of the Plan are prepared under the accrual method of accounting.

     INVESTMENT VALUATION

     Funds deposited in short-term income accounts are valued at contract value as reported to the Plan by the Custodian. Investments in various pooled separate accounts offered by the Custodian are valued at estimated fair value as determined by the Custodian. Investments in registered investment companies (mutual funds) are valued based on quoted market prices in an active market. Investments in employer common stock are valued at the closing market price on the last business day of the Plan's fiscal year.

     PAYMENT OF BENEFITS

     Benefits are recorded when paid.


                                    Continued

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

     NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses on sale of investments and unrealized appreciation (depreciation) on those investments.


3.   RISKS AND UNCERTAINTIES

     CREDIT RISK

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and the amounts reported in participant accounts.


4.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by American Industries. American Industries is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in- interest. Trustee fees paid by the Company, on behalf of the Plan, were $81,540, $53,585 and $37,835 for the years ended December 31, 1999, 1998 and 1997, respectively.


                                    Continued

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


5.   TAX STATUS

     The Plan is designed to constitute a qualified plan under section 401(k) of the Internal Revenue Code ("IRC"). The Plan obtained its latest determination letter dated January 5, 1996 in which the Internal Revenue Service stated that the Plan, as amended, is in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                             SUPPLEMENTAL SCHEDULES

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1999


                                                    NUMBER                          MARKET
DESCRIPTION                                       OF SHARES           COST          VALUE
-----------                                   ----------------    -----------    -----------
Common stocks ............................        544,730.0000    $ 6,911,234    $10,792,463

Money market funds .......................          4,670.0000          4,670          4,670

Shares of registered investment companies:

American Industries Trust Short
  Term Income Fund .......................      1,992,386.5900      1,992,387      1,992,387

Fidelity Spartan US Equity Index Fund ....         40,443.0040      1,767,480      2,106,676

Fidelity Puritan Fund ....................         92,843.0420      1,780,129      1,766,803

Fidelity Growth and Income Fund ..........         61,043.3150      2,478,255      2,878,803

American Industries Trust SMART
 Aggressive Fund .........................         16,520.5076        182,255        207,047

American Industries Trust SMART
 Moderate Fund ...........................         33,467.0748        362,270        417,780

American Industries Trust SMART
 Conservative Fund .......................         56,758.0258        598,976        668,585

AIM Value Fund Class A ...................         50,752.2280      2,085,316      2,478,231

Baron Asset Fund .........................         34,009.7310      1,790,573      1,998,752

Janus Worldwide Fund .....................         32,088.4730      1,541,357      2,452,522

Loomis Sayles Bond Fund ..................         35,349.6870        431,164        407,228

Weitz Partners Value Fund ................         22,685.4870        430,037        454,163
                                                                  -----------    -----------


Total investment in shares of
 registered investment companies .........                         15,440,199     17,828,977
                                                                  -----------    -----------

Total assets held for investment
 purposes ................................                        $22,356,103    $28,626,110
                                                                  ===========    ===========


Loans to participants bearing
 interest at rates ranging
 from 7.0% to 10.0% ......................                        $      -       $   744,439
                                                                  ===========    ===========

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999


                              NUMBER OF      PURCHASE      SELLING       CURRENT      NET GAIN
IDENTITY OF PARTY INVOLVED   TRANSACTIONS     PRICE         PRICE         VALUE        (LOSS)
--------------------------   ------------   ----------    ----------    ----------    ---------
Single transactions in
  excess of 5%:

PBHG Growth Fund .........                  $  590,391    $  735,902                  $  145,511
Mutual Fund Cash Clearing
  Account ................                   1,393,992                  $1,393,992
Mutual Fund Cash Clearing
  Account ................                     970,315                     970,315
Short Term Income Fund ...                   1,013,379                   1,013,379
Baron Asset Fund .........                     742,609                     742,609
Mutual Fund Cash Clearing
  Account ................                   1,393,157                   1,393,157
Mutual Fund Cash Clearing
  Account ................                     916,313                     916,313


Series of transactions:

Short Term Income Fund ...           295       722,103                     722,103
Short Term Income Fund ...           234     1,471,933                   1,471,933
Fidelity Money Market Fund           185     2,945,498                   2,945,498
PBHG Growth Fund .........           513       899,246     1,074,239                     174,993
Mutual Fund Cash Clearing
  Account ................         2,012     9,134,941                   9,134,941
Southwest Bank of Texas ..           137     1,128,127     1,586,334                     458,207
Short Term Income Fund ...           449     2,053,006                   2,053,006
Short Term Income Fund ...           223     1,432,524                   1,432,524
Fidelity Money Market Fund           201     2,945,321                   2,945,321
Fidelity Growth & Income
  Portfolio ..............           178     1,050,261                   1,050,261
Fidelity Puritan Fund ....           205       948,277                     948,277
AIM Value Fund Class A ...           319     1,462,282                   1,462,282
Fidelity Spartan US Equity
  Index ..................           162     1,235,490                   1,235,490
Janus Worldwide Fund .....           174       968,670                     968,670
Baron Asset Fund .........           141     1,600,863                   1,600,863
Mutual Fund Cash Clearing
  Account ................         1,401     9,114,766                   9,114,766
Southwest Bank of Texas ..           147     1,518,391                   1,518,391